EXHIBIT 21.1


                                  SUBSIDIARIES
                                       OF
                                 TBC CORPORATION


             As of December 31, 1997, TBC Corporation had three subsidiaries, each of which was wholly-owned by TBC Corporation. The subsidiaries and their states of incorporation were as follows:


          Name of Subsidiary          State of Incorporation


        Big O Tires, Inc.                    Nevada

        Northern States Tire, Inc.           Delaware

        TBC International, Inc.              Delaware



             In addition, TBC Corporation has other subsidiaries which it owns indirectly through the above-named subsidiaries. Such indirectly-owned subsidiaries are not named because they would not, if considered in the aggregate as one subsidiary, constitute a "significant subsidiary," as defined in Rule 1.02(w) of Regulation S-X.
























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